Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of CONSOL Energy Inc. and Subsidiaries for the registration of $500,000,000 of its 8.000% Senior Notes due 2023 and to the incorporation by reference therein of our reports dated February 6, 2015, with respect to the consolidated financial statements and schedule of CONSOL Energy Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of CONSOL Energy Inc. and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2014 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

November 20, 2015